
MICHELIN


05005743

SUPPL

January 31, 2005

CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
1934 Act Filing Desk
450 Fifth Street, N.W.
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
FEB 10 2005
WASH. D.C.
185
SECTION

RE: SEC File #82-3354

Gentlemen:

Pursuant to Rule 12g3-2(b) and at the request of Compagnie Générale des Etablissements Michelin ("CGEM"), please find enclosed herewith the following:

- Letter to Stockholders dated December 2004.
- Statement of transactions on treasury stocks dated January 4, 2005.
- Press Release dated January 20, 2005 regarding main Group accounts items impacted to date by transition to IFRS standards.
- Consolidated Earnings Guide entitled "Migrating to IFRS Standards" dated January 2005.

If you have any questions regarding these documents, please feel free to contact me at (864) 458-5513.

Very truly yours,

Mark I. Williams
Vice President, Secretary
and General Counsel


PROCESSED
FEB 16 2005
THOMSON
FINANCIAL

Michelin North America, Inc.

One Parkway South
P.O. Box 19001
Greenville, South Carolina 29602-9001
Tel: 864/458-5000

SEC File #82-3354



Letter to stockholders

DECEMBER 2004

Dear Madam, Dear Sir, Dear Stockholder,



The year 2004 is drawing to a close. The tire markets were exceptionally buoyant over the first half of the year, and so were our sales. However, since July, the markets have been slackening and the tire industry annual growth has converged back to rates much closer to their historical average of 2 to 3% per year.

The year 2004 has also been marked by the continuing substantial rises in the cost of raw materials close to 15% in US dollars. This trend began in 2002 and will continue into 2005.

Fortunately we had anticipated these two developments. Consequently, because of the tire price increases we negotiated, the ongoing improvements in the quality of our market shares and the significant progress we achieved in our "specialty operations", that is Earthmover, Agricultural and Two-Wheeler tires, we should, as we said we would, tangibly enhance our operating margin compared to 2003.

Today, it would seem that the world's economy is on a slight downturn. Nevertheless, the development and modernisation of road transport, and so of tire markets, continue. This was brilliantly spotlighted by the 6th Challenge Bibendum hosted in Shanghai this year. It was a dazzling success.

Both the modernisation of road transport and the demands underpinning upgraded mobility create a host of opportunities for us. Against this background, the keys to Michelin's lasting performance are, more than ever before, innovation and the quality of products and services, as well as controlled costs.

These three priorities are at the very heart of action for all our teams.

I should like to thank you for your trust and wish you the best for the New Year.

Edouard Michelin



MICHELIN
A better way forward



Consolidated sales for the first nine months of 2004: 11.6 billion euros, up 4.6% (+ 8.4% excluding exchange rate variations)

Given its performance as of 30 September, Michelin confirms its objective to visibly improve its operational performance for the Year 2004

As expected by Michelin, following a particularly positive first half-year, the markets for passenger car, light truck and truck replacement tires slowed down substantially during the 3rd quarter and are gradually settling back into their long-term annual growth trend. In the 3rd quarter, the Truck OE markets remained very buoyant.

At the end of September, the Group's sales, expressed in tons, showed a growth of 4.7%. As in the first half-year, Michelin continued to improve its sales mix. Combined with the positive effect of price increases, for both OE and replacement tires, the price / mix effect was up 4.4% in the 3rd quarter of 2004 alone compared with the 3rd quarter of 2003, helping to offset the major rise in the price of raw materials.

This sales growth is the result of the following factors:

- The positive impact (+ 4.1%)* of the sales growth in terms of volume;
- The positive price/mix effect, up by + 3.6%, at constant exchange rates;
- The positive impact of variations in the scope and consolidation of the Group (+ 0.5 %) (mainly as a result of the acquisition of Viborg's distribution business);
- The negative impact (- 3.5%) of currency parity, mainly due to the sustained strengthening of the euro, particularly against the US dollar.

Sales for **PASSENGER CAR AND LIGHT TRUCK** activity increased by 1.7%, to 5.64 billion euros. The volumes sold were up 1.2% at the end of September, i.e. + 3.9% for replacement tires and - 5.1% for OE.

In Europe, replacement tire sales rose by 4.9% over the nine-month period, compared with 6.1% in the first six months, in line with the market. The slowdown observed in the 3rd quarter is consistent with that of the market in general, and was expected. During this period however, product and category mixes continued to improve, with substantial growth in sales of high-performance tires (VZ) and 4X4 tires, together with the flag brands (Michelin, BFGoodrich and Kleber). For the Winter tire segment, Michelin increased its share of the market at the end of September.

In North America, the third quarter saw the expected slowdown in the replacement market. The Group's performance at the end of September was in phase with the market, whilst volumes for the 3rd quarter were nonetheless lower, due to the accumulated effect of a 3-month strike at the BFGoodrich plant in Kitchener (Canada) and the improved brand and category mix in the 4x4 and Performance segments (sales volumes are lower but the profit margin is greater).

Sales for **TRUCK** activity rose by 7.3%, to 3.14 billion euros at the end of September. Total sales in terms of volume as of the same date rose by 5.9%. Michelin took advantage of the encouraging replacement markets which recovered, as predicted, their long-term growth rate. On the other hand, the strong growth of the OE markets was higher than expected by the Group, particularly in the 3rd quarter. Throughout the entire period, Michelin thus strove to deal simultaneously with the rise in the demand for replacement tires and its contractual commitments for OE tires. Consequently, the volumes of OE sold rose, but Michelin was limited by its production capacities and was unable to satisfy all its customers' requirements.

In Europe, sales of replacement tires showed a slight rise compared to an otherwise sluggish market, whereas the increase in the OE market (tractors) in the 3rd quarter was partially boosted by manufacturers' exports outside Europe, notably to Eastern Europe.

In North America, in a stagnant replacement market, sales volumes at the end of September were slightly better than the rest of the market. For OE, as in Europe, Michelin decided to partially serve the increasing demand, up by more than 40% over the quarter, so that it could satisfy the demand for its products on the replacement market.

**Volume effect calculated for all Michelin's activities, including distribution*



In other geographical zones, sales benefited from the burgeoning economies of the emerging countries, and Brazil in particular.

Sales for **OTHER ACTIVITIES** amounting to 3.63 billion euros was up 11.1% at the end of September 2004. Sales volumes for the "specialty tires" division increased by 8.9%.

The Earthmover OE and replacement tire markets saw strong growth in all segments. Agricultural tire markets were well positioned for both OE and replacement, notably in North America where the rate of "radialization" is speeding up. For Two-Wheeler tires, the European and North American motorcycle markets are both up, by 3% and 15% respectively. Lastly, the Aircraft tire markets have recovered in Asia and Europe.

As for distribution, Euromaster continued its drive to refocus on its core business. In North America, TCI's sales were up, notably in the Truck tire sector. Lastly, the reorganization of the Wheels activity is going ahead in line with the objectives set.

In millions of €	**First 9 months 2004**	First 9 months 2003
Consolidated net sales	**11,663.5**	11,148.7
Excl.exchange rate variations		*10,761.3**
	3rd Quarter 2004	3rd Quarter 2003
	3,842.5	3,800.5
Excl.exchange rate variations		*3,677.3*

**Net sales for the first 9 months of 2003 recalculated at September 30, 2004, exchange rates*

	First 9 months 2004		3rd Quarter 2004	
	Variation (9 months 2004 / 9 months 2003)		Variation (3rd Quarter 2004 / 3rd Quarter 2003)	
	In millions of €	**As % year-to-date**	In millions of €	As % year-to-date
	+ 514.8	**+ 4.6%**	+ 42.0	+ 1.1%
Of which: Exchange rates	**- 387.5**	**- 3.5%**	- 123.1	- 3.2%
Volumes	**+ 439.8**	**+ 4.1%**	+ 11.5	+ 0.3%
Price / Mix	**+ 405.5**	**+ 3.6%**	+ 161.4	+ 4.4%
Scope	**+ 56.9**	**+ 0.5%**	- 7.7	- 0.2%

Net sales	**First 9 months 2004 (in millions of €)**	Δ 9 months 2004 / 9 months 2003 (as %)
Group	**11,663.5**	**+ 4.6%**
Passenger Car / Light Truck	**5,640.8**	+ 1.7%
Truck	**3,141.9**	+ 7.3%
Other Activities	**3,628.5**	+ 11.1%
Inter-sector Eliminations	**(747.7)**	+ 26.4%

Net sales	**3rd Quarter 2004 (in millions of €)**	Δ 3rd Quarter 2004 / 3rd Quarter 2003 (as %)
Group	**3,842.5**	**+ 1.1%**
Passenger Car / Light Truck	**1,903.5**	- 0.5%
Truck	**1,064.7**	+ 3.9%
Other Activities	**1,156.4**	+ 6.1%
Inter-sector Eliminations	**(282.1)**	



Michelin innovations stole the limelight on our stand at the Mondial de l'Automobile in Paris.

Michelin unveils three innovations at the Paris Auto Show

The "Mondial de l'Automobile" Motor Show provided the perfect occasion for Michelin to share a vision for the future of mobility. On its stand, the Group revealed a preview of three innovations developed in its Research facilities. It was a journey into the future... with the Michelin Airless, Michelin Tweel and Michelin Active Wheel.



Michelin Airless

Imagine a tire which never needs inflating, can never have a puncture and never requires any maintenance. That's only to be expected, since it is not filled with air!

Broadly speaking, the Airless is a radial structure made of composite materials on which a rubber tread has been bonded. When the tread wears down, all you need to do is have it retreaded. On the other hand, the radial structure is designed to last for as long as the vehicle. Its special construction makes the Michelin Airless particularly suitable, not only for passenger cars, but also for two-wheeled vehicles.

Michelin Tweel

The Tweel is a cross between a "tire" and a "wheel". This is a non-pneumatic wheel and therefore airless. It consists of a rubber tread (also "retreadable") attached to the hub by flexible spokes. Instead of a wheel and a tire, there is just one product: the tweel.

The Tweel, which is extremely hard-wearing, is primarily designed for professional use, and may in particular be suitable for small earthmover and military vehicles.



Michelin Active Wheel

Housed inside this wheel, there is a motor. A car fitted with four wheels like this can be driven in either a two-wheel or a four-wheel mode. Michelin Active Wheel also features an active suspension system which radically improves the comfort, handling and stability of the vehicle.

This wheel is designed for use on electric vehicles powered by a battery or fuel cell. Thanks to Michelin's Active Wheel, such vehicles will no longer need a gear box, a clutch, universal joints, an anti-roll bar or a drive shaft.

Innovation demos

Michelin demonstrated its ability to achieve progress in mobility with the presentation of two revolutionary vehicles in Shanghai:



Michelin Hy-Light is a light, non-polluting vehicle that only consumes renewable energy. This prototype, developed by Michelin in partnership with the Paul Scherrer Institute (Switzerland), is an electrically-powered vehicle with electric suspension. Electricity is generated by a fuel cell fed by on-board pressurized hydrogen and oxygen. Michelin's Hy-Light can carry up to four people and only weighs 850 kg. Its top speed is 130 km/h and it has a range of around 400 km. It is safe and comfortable, in particular thanks to its chassis-stability control device.

Michelin Concept is a demonstration vehicle that highlights the contribution of electricity in both the suspension and the drive system. Its originality lies mainly in the four Michelin Active Wheels that make it possible to lean into bends like a motorcycle and to adjust the vehicle's ground clearance in function of the speed and road conditions.





Shanghai, showcase for the China of the 21st Century, played host to the Challenge Bibendum.

Challenge Bibendum in Shanghai. A truly exceptional event

The sixth edition of the Challenge was held from October 12th to 14th in Shanghai. After Europe and the USA, China was the obvious choice of location for this unique international event which aims to promote technologies able to meet three challenges, namely, to ensure fuel supply safety, reduce pollution and improve road safety.

For three days, nearly 2,000 participants, including 500 journalists from 45 countries, came to analyze the performances of the 150 vehicles on show for the event and to take part in the numerous high-level conferences.

Held in Asia for the first time, the Challenge Bibendum 2004 formed an impressive platform for interchange between vehicle manufacturers, fuel suppliers, OE manufacturers and government representatives from China, Europe, USA, Japan, etc.

The tests performed throughout the Challenge illustrated the extent of progress made in many areas of technical development: efficient and clean internal combustion engines, filtering and post-processing emissions, developing green and synthetic fuels, developing high energy density batteries, improving fuel cells, hybrid vehicles and so on. On show were the top technologies developed on different continents.



With 1.3 billion inhabitants and the number of cars on the road showing exponential growth, China is set to play a major role in the development of global road mobility. Fully aware of the stakes involved, the country is already committed to promoting vehicles that use new technologies. "It is a strategic choice to achieve the transformation of an entire transport system, in terms of fuel sources, engines and infrastructures," Mrs. Deng Nan, Vice-Minister of Science and Technology, told those present.

Regarding pollution, China highlighted the project for the country to adopt the Euro 3 particle emission standard by 2008.



The issue of safety was also prevalent this year. Challenge Bibendum showed that solutions exist to prevent certain forms of road hazards and that it is essential to pursue close collaboration between industrial manufacturers and governments.

In 2001, China also undertook a huge project (worth 880 million Yuans*) to establish its own national electric vehicle manufacturing industry.

For the Michelin Group, the Challenge was also an opportunity for the world premiere of two concept-cars: Hy-Light and Concept (See page opposite).

Influenced by the increasing role played by emerging countries regarding issues such as energy supplies and global pollution, etc., it is now clear that the road mobility industry is on the brink of major changes. It is vital for Michelin to be involved at the heart of these changes, hence the initiative taken with the Challenge Bibendum. The role of the tire and the suspension system will become even more important in the future in order to meet all the challenges demanded of tomorrow's road vehicles (efficient fuel consumption, improved safety, reduced pollution, etc.).

Subsequent to this event, a report on the solutions being developed for sustainable road mobility will be published at the beginning of 2005.

** more than 80 Million Euros*


FRANCE

Michelin has just published a superb book of photos called: "FRANCE paysages, visages et lumières".

Michelin, world leader in the tire sector

On August 30th, 2004, Tire Business magazine published its annual survey of the world tire market and tire manufacturer rankings.

Michelin maintained its world leadership, ahead of Bridgestone and Goodyear.

World market share
(On the basis of the sales figures for 2003)



Michelin	20.1%
Bridgestone	18.4%
Goodyear	16.9%
Continental	7.0%
Pirelli	4.0%
Sumitomo	3.6%
Yokohama	3.2%
Cooper	2.3%
Hankook	2.0%
Toyo Tire	1.8%
Kumho	1.7%
Others	19.0%

(Source: Tire Business – 30/08/2004)

Handsome Giants

The International Mining Industry Exhibition, MINExpo, organized every four years, was held in Las Vegas at the end of September.

Michelin took advantage of this exceptional showcase to present the latest addition to the Michelin XDR range. This tire, intended for giant dump trucks, is 4 meters in diameter, weighs 4.9 tons and can support a maximum load of 100 tons per tire. It already equips the Liebherr T282B and is lined up to equip another of the brand's trucks to be launched in the first half of 2005.

As well as exceptional grip, the Michelin XDR earthmover range benefits from a 20% longer service life than the range which it is replacing.



Michelin on show in Hanover

At the International Commercial Vehicle Exhibition (IAA) held at Hanover in Germany, Michelin presented its new products designed for light and heavy trucks, buses, trailers, etc.

Volvo was also at the show, exhibiting its FM9, fitted with Michelin X One tires as original equipment. It is now the second European manufacturer, along with MAN, to offer this pioneering product as original equipment.

Renault Trucks, meanwhile, took advantage of the show to unveil its Radiance concept truck with its revolutionary design. It is fitted with Michelin Anti-Splash Energy tires at the front and Michelin X One Energy tires at the rear.



This is how Michelin demonstrates its ability to design tires for the vehicles of the future and innovate in the 3 crucial areas for road transport: safety, productivity and respect for the environment.

Michelin, the Winter specialist

For the third successive year, the ADAC (Allgemeiner Deutscher Automobil Club), Europe's biggest automobile club, has awarded its highest rating (3 stars) to Michelin's Alpin winter tire, describing it as "highly recommended". In addition to its fine handling on snow and ice, it also provides superior performance in terms of rolling resistance and wear resistance. Since the launch of the Michelin Alpin range in 2002, five sizes have been tested by the ADAC and they have all been ranked in first place.

The Michelin Pilot Alpin was presented for the first time and also obtained the same ratings. These results confirm Michelin's leading position on the winter high-performance market.



The Kleber brand was also rewarded by ADAC for its Krisalp HP winter tire, which received 2 stars and was rated as "recommended".

Finally, the Group's winter tire success was not limited to Europe. In Japan, consumers ranked Michelin's winter tires as the best in satisfaction surveys, thus winning the company the JD Power Award.

That should help us get through the winter!



Sébastien Loeb, in a Michelin-equipped Citroen, is the new World Rally Champion.

Honda and BMW choose the Michelin solution for "extended mobility"

Giving motorists the possibility of continuing to drive even with no tire pressure provides them with "extended mobility". Michelin is a pioneer in this field and has already offered several solutions to car manufacturers: Michelin PAX System and the Michelin ZP self-supporting tire technology with reinforced tire walls.



Two manufacturers have now joined those who have clearly integrated extended mobility in their strategy. BMW has launched its new Série 1, equipped in series with Michelin ZP. Honda, meanwhile, is offering PAX System as a series feature on the Touring version of its Odyssey vehicle. This is one of the most popular and best-selling minivans in North America.

Michelin Performance and Responsibility: acting to improve road safety

Although road safety is improving globally in developed countries, it is deteriorating in developing countries, particularly those where the number of motor vehicles is growing fastest. Each year, there are regrettably over 100,000 road deaths in China and 1.2 million throughout the world. Pedestrians and cyclists account for the majority of victims in the countries with the highest rates of car ownership growth.

To make a concrete contribution to improving road safety, the Michelin Group is working in a number of areas: tire safety (particularly by repeatedly giving advice on monitoring tire pressure), active participation in the action taken by the Global Road Safety Partnership – a business association that sets up practical training and equipment programs in developing countries – as well as the survey of current best practices presented at the Challenge Bibendum 2004 by several of the world's most respected road safety experts.

Reinforcement of our competitiveness

The United Steel Workers, a trade union in the United States and Canada, ratified new wage settlements with Michelin North America for three BFGoodrich Tire factories in the United States and a Canadian site. These agreements target an annual reduction of 20% of the wage costs thanks to a significant optimization of the costs and operational effectiveness. Thus, these four factories should approach the standards of competitiveness and flexibility of the other sites in North America.

In Germany, the in-house trade-union and personnel representatives signed an agreement of reduction in costs to reinforce the competitiveness of the German sites.

World Triple Crown for Michelin

October 17th, 2004 will remain a memorable date in Michelin's sporting history thanks to three almost simultaneous world titles.


DPPI

On two wheels, Valentino Rossi was awarded the GP Motorcycling Championship title, after winning the Australian Grand Prix. This made Michelin the World Champion for the 13th time in the top motorcycle category.


DPPI
CITROËN
SPORT

On four wheels, Sébastien Loeb and Citroën-Michelin were awarded the World Rally Championship Driver and Constructor titles in Corsica. Michelin has now won 36 world rally titles.

"What a fantastic day for Michelin!" exclaimed Pierre Dupasquier, Head of Michelin Competition.

For more information on Michelin's results, you can view and download the detailed press release, as well as the presentation aimed at the financial markets, in the financial section of the site at www.michelin.com/corporate
The site also offers a specific section for shareholders (up-to-the minute share price, portfolio simulation, consensus, upcoming events, etc.).

The Michelin share performance on the Stock Exchange

Due to the particularly uncertain geopolitical situation, the financial markets remain very volatile. This volatility, which is most often reflected in small volume transactions, partly obscures the fundamental progress achieved by some companies. However, investor behavior seems to be changing. Economic news such as the price of oil, momentarily at more than 50 dollars a barrel, is no longer sufficient to conceal the fact that analysts and investors are beginning to note an improvement in these companies' fundamentals. Thus, in a difficult environment, Michelin's confirmation of its solid commercial position and improved profitability has reinforced the company's credibility, helping to keep the share price firm (+ 19.52% since 1/01/2004) with a peak of 47.80 euros on July 30th.

Variation of CAC 40 index and the Michelin share price

	29/12/2000	30/11/2004	Variation over the period	31/12/2003	30/11/2004	Variation over the period
CAC 40	5,926.42	3,753.75	- 36.66%	3,557.90	3,753.75	+ 5.50%
Michelin share price	38.55	43.48	+ 12.79%	36.38	43.48	+ 19.52%
Difference between Michelin and CAC 40			+ 49.45			+ 14.02

- *Highest stock price in 2004: 47.80 € on July 30th*
- *Lowest stock price in 2004: 34.82 € on March 22nd*
- *Average daily volume of transactions: 753,638 shares*

Listed on the Paris "Premier Marché"
Euronext deferred payment service
ISIN: FR0000121261
Indices: CAC 40 - Euronext 100
Par value: 2 euros
Number of shares: 143,387,025


150
120
100
90
60
30
01/2002
01/2003
01/2004
12/2004

Michelin — CAC 40 — World automobile index — World tire index

KEY DATES IN THE FUTURE

- ***Publication of 2004 sales figures:*** February 11th, 2005, after trading has closed on the Paris Stock Exchange
- ***Publication of annual results:*** March 15th, 2005, before trading begins on the Paris Stock Exchange

STOCKHOLDER RELATIONS
Anne-Marie Vigier-Perret
EMPLOYEE STOCKHOLDER RELATIONS
Françoise Ventézou
12, cours Sablon
63040 Clermont-Ferrand Cedex 9 - FRANCE
Tel.: 33 (0) 4 73 98 59 00
Fax: 33 (0) 4 73 98 59 04
actionnaires-individuels@fr.michelin.com

FINANCIAL COMMUNICATION
Eric Le Corre
23, Place des Carmes-Déchaux
63040 Clermont-Ferrand Cedex 9 - FRANCE
Tel.: 33 (0) 4 73 32 77 92
33 (0) 1 45 66 10 04
Fax: 33 (0) 4 73 32 27 16
33 (0) 1 45 66 13 19
investor-relations@fr.michelin.com

INTERNET ADDRESS
www.michelin.com/corporate

DECEMBER 2004


MICHELIN
A better way forward

Michelin - Corporate Communications


MICHELIN
A better way forward

Welcome to Michelin's corporate website

Finance

Statement of transactions on treasury stocks. **01/04/05**

Name of Issuer:
COMPAGNIE GENERALE DES ETABLISSEMENTS MICHELIN

Name of Broker:
NATEXIS BLEICHROEDER

			Number of shares	Average weighted Price	Amount
Date	December 20, 2004	Bought Sold	38,750	46.680	1,008,850.00
Date	December 21, 2004	Bought Sold	25,000	46.550	1,163,750.00
Date	December 22, 2004	Bought Sold	110,000	46.530	5,118,300.00
Date	December 23, 2004	Bought Sold	61,978	46.860	2,904,289.08
Total			235,728		10,195,189.08

The sale of the 235,728 shares, representing the balance of shares acquired before October 13, 2004, was carried out by Natexis Bleichroeder, in its quality as investment broker, acting independently and duly commisioned for this purpose.


MICHELIN
A better way forward

PRESS RELEASE

January 20, 2005

Michelin sets forth the main Group accounts items impacted to date by transition to IFRS standards

Earlier today, Michelin held a meeting with analysts in which Mr. Michel Rollier, Group CFO, assessed the main elements having today an impact on the Group financial statements by transition to IFRS standards.

In line with French market authority recommendations, Michelin wishes to provide the international financial community with all available information to enable it to make a fair assessment of the Group's situation in connection with this change in accounting standards and of the corresponding issues and opportunities.

On this occasion, Michel Rollier indicated that the main impact on Group consolidated accounts are known and identified as well as under control. Adoption of IFRS standards has consequences both in terms of measurement and in terms of presentation.

- In terms of measurement, only three standards will have a significant impact:
  - IFRS 1 impact on treatment of actuarial gains and losses in employee benefits governed by IAS 19 was announced already in February 2004 and data indications published in the Annual Report 2003. Application of this standard will translate into a negative EUR 1.2 billion , net of deferred tax, charged directly to equity on the opening balance sheet. Such integration in the balance sheet of «unrecognized actuarial differences» has no impact on the nature and extent of Group obligations under standard IAS 19;
  - Moreover, impact of IFRS 1 led Michelin to review all finance lease contracts entered into before January 1, 1999, when the Group started applying IAS 17. Reclassification of some of these contracts pushed opening balance sheet debt up EUR 199 million, and consequently a reduction of off-balance sheet commitments;
  - Impairment of assets, resulting from application of IAS 36, net of deferred tax, stands at a negative EUR 108 million, or under 2% of long-term Group asset value (intangible and tangible assets, goodwill). This amount will be charged to the Group opening balance sheet equity at transition date, i.e. January 1, 2004;
  - The other IFRS standards have little or no impact on the measurement of the Group financial statements.

- With respect to financial statement presentation, standard IAS18 has the largest single impact:
  - Application of IAS 18 requires that a number of expenses - including in particular trading incentives linked to the sales – now be directly deducted from sales. This, however, will not impact operating income. Overall impact on French GAAP sales to be published on February 11, 2005 should not exceed 3.5%.
  - Balance sheet and income statement presentation will be affected by application of IAS 1 as the headings of French GAAP operating income (EBIT/ "résultat d'exploitation") and non-recurring items ("résultat exceptionnel") will disappear. This impact, however does not concern Michelin alone.

  In order to ease the understanding of its accounts, however, Michelin, in line with CNC (Conseil National de la Comptabilité) and AMF (Autorité des Marchés Financiers) recommendations, has decided to distinguish significant non-recurring items of its operating income. The non-recurring sustainable items will feature in a « operating income before non-recurring items » sub-heading.

  In the absence of French GAAP operating income (EBIT/ "résultat d'exploitation") and operating margin ("marge d'exploitation") data in the new standards, the Group will adjust its objectives accordingly, although its industrial reality will remain unchanged. These performance targets will be updated and will form the subject of further communication.

- At this presentation Mr. Michel Rollier also outlined change in the Group's segment reporting implemented by Michelin from January 1, 2005.

  The Group has chosen to improve the presentation of its segment information and match it more closely to its industrial and commercial organization:
  - With a view to project a more consistent picture of its value chain, tire distribution operations will henceforth be grouped with the corresponding production operations.
  - Moreover, a « specialty businesses» reporting segment has been created, covering other operations: Specialty tires, Wheels, Publications and mobility support and Michelin Lifestyle.

- Full, audited earnings for 2004 along with the IFRS proforma statements[1] will be published on March 15, 2005. French GAAP full-year 2004 net sales will be published on February 11.

A Michelin guide on its transition to IFRS is available upon written request to the Investor Relations Department, or via internet at www.michelin.com and www.michelin.fr or by phone at the Michelin 0 800 000 222 hotline.

* * *

[1] Balance sheet, income statement, change in shareholders' equity, cash flow statement, segment reporting – revenue, segment operating income and net tangible assets

1. Time-table for implementation and financial communication

The IFRS transition project is led by a permanent steering committee made up of operational entity and Group service representatives. The owner of the Project is the Group Chief Financial Officer.

The IFRS transition process and application of the principles adopted to date were examined by the Group's statutory auditors. They did validate options elected by Michelin. These options were discussed with the Audit Committee on January 11, 2005. Note, however, that the auditing process of the final IFRS proforma 2004 financial statements has not been completed yet. Impact estimates presented below have therefore not been audited. As a result, the Group could be led to recognize possible adjustments.

The following French GAAP and IFRS financial statements to 31 December 2004 will be published on March 15, 2005:

- Income statement presented by destination
- Balance Sheet
- Change in Shareholders' Equity between:
  - December 31, 2003 (French GAAP) and January 1, 2004 (IFRS)
  - December 31, 2003 (French GAAP) and December 31, 2004 (IFRS)
  - January 1, 2004 (IFRS) and December 31, 2004 (IFRS)
- Cash Flow statement
- IFRS Segment reporting to December 31, 2004 : net sales, operating income, net tangible assets. This segment reporting will be for information purposes only, and be based on the new Business segmentation introduced by Michelin at January 1, 2005.

No IFRS accounts will be published for 2003. Moreover, since transition is final, no French GAAP pro forma accounts will be prepared for 2005 or further periods.

2. Current assessment of main impact of transition to IFRS standards on Group accounts

The transition to IFRS has varying degrees of consequences for Michelin depending on whether one looks at presentation or measurement.

2.1 The main impacts in terms of measurement

In its annual report 2003 Michelin had noted:

« Based on standards as they currently stand and in light of Group options validated by its statutory auditors, the main difference identified in relation to current French standards as they are applied by the Group, relate to IFRS1. »

The Group is in a position to confirm that only three standards will have a significant impact in terms of measurement

- ***IFRS, 1 in connection with IAS 19 (employee benefits)***
- ***IFRS, 1 in connection with IAS 17 (finance leases)***
- ***IAS 36 (Impairment of assets)***

- ***IFRS1 : Employee benefits***

This « first time adoption » standard provides for a «fresh start » option with respect to actuarial gains or losses related to employee benefits.

Since January 1, 2000, and in the absence of specific regulations relative to employee pension benefits under French GAAP, Michelin has been applying IAS 19 guidance.

Pursuant to this standard's criteria, the annual measurement of actuarial changes in benefits must be based on:

- inflation, salary increases, return on assets and discounting rate assumptions, all assumptions that vary from one year to another;
- the differences observed between such assumptions and experience.

Calculated by independent actuaries, actuarial gains and losses resulting from these changes or differences, can be charged directly to income over the « service life » of the beneficiaries.

Michelin has elected to take IFRS1 exemption and to charge unrecognized actuarial gains and losses at December 31, 2003 directly to Shareholders' equity in the IFRS opening balance sheet at January 1, 2004. ("fresh start »)[2].

At December 31, 2003, Group PBO stood at EUR 7 billion, plan assets under management at EUR 3.8 billion, and net liabilities at EUR 1.8 billion.

The EUR 1.4 billion difference includes 1.6 billion of unrecognized actuarial losses. Under IFRS 1, this will be charged directly to IFRS opening equity for an amount net of deferred tax assets of EUR 1.2 billion. The corresponding yearly future reduction in personnel expenses is projected to be of EUR 75 million (55 million on net earnings after deferred tax).

- ***IFRS1 :finance leases***

With respect to finance leases, the Group has been applying IAS 17 since it came into force on January 1, 1999. All finance leases entered into since then are therefore recognized in the Group's balance sheet as fixed assets and financial debts.

Application of IFRS 1 has led Michelin to review finance leases entered into prior to this date and to reclassify some of them. This reclassification has added EUR 129 million to fixed assets and pushed debt up EUR 199 million, consequently with a reduction in its off-balance sheet commitments. This reclassification has no impact on net earnings.

- ***Impairment of assets (IAS 36)***

Under IAS 36, the carrying amount of tangible and intangible assets and goodwill must not be in excess of the higher of the discounted value of future cash flows or market value. This fair value must be tested upon appearance of impairment indicators and reviewed before each closing date and at least once a year. Upon adoption of IFRS standards, impairment of assets will apply for the first time, to a new group of assets: Cash Generating Units (CGUs). CGUs are the smallest identifiable groups of assets generating cash flows that are independent from those generated by other groups of assets.

---

[2] IFRS 1 also offered the option of a retrospective application: this option requires recalculating historical gains and losses and continue amortizing them under the corridor method.

With respect to goodwill, IFRS impairment of assets will apply instead of the traditional systematic linear amortization calculation.

Michelin Group UGTs are matched to operational organization by market segment. At January 1, 2004, a number of businesses had yet to post profit levels in line with Group expectations. As a result, based on December 31, 2003, exchange rates, the corresponding accumulated impairment loss with respect to direct UGT assets amounts to EUR 160 million.

However, given a positive EUR 52 million deferred tax impact, the direct charge to January 1, 2004 opening equity is only EUR 108 million. Accordingly, total impairment is capped to 2% of long term assets (intangible and tangible assets and goodwill).

The corresponding impact on the IFRS 2004 pro-forma income statement will be:

- A positive EUR 22 million (reversal of depreciation)
- A negative EUR 36 million (impairment of new capital expenditures).

The remaining IFRS standards have a limited or no impact at all for Michelin:

- ***Research and Development Costs (IAS 38)***

IAS 38 provides that research costs must be recognized as expenses and that development expenses must be capitalized, provided six criteria are met simultaneously[3].

Michelin's development of finished products hinges on two phases: development of new ranges before homologation by OEMs and post homologation finished products development.

Transition to IFRS will not impact Group accounts in light of the Group's choices:

- Either because development costs do not meet all six criteria triggering application of the standard before homologation by OEMs and commercial contracts;
- Or because development costs in connection with ongoing product improvement are committed after distribution of the tires. By definition, therefore they may not be capitalized.

Research and development costs will still be recognized as expenses, as already under French GAAP.

- ***Stock options (IFRS 2), Securitization of receivables (IAS 27 & 39) and financal instruments (IAS 32 and 39)***

Accounting of these headings will be totally or largely unchanged compared with French GAAP.

As a matter of fact, Michelin Group has been consolidating the securitization special purpose vehicles (SPVs) since January 1, 2000. Thus, the securitized receivables are recognized as assets in the Balance Sheet and the corresponding financing are recognized as financial debt in the Balance Sheet.

With respect to stock options, IFRS standard 2 requires, among other provisions, to expense employee stock options with respect to advantages granted under stock option plans

[3] Please see the Michelin guide on its transition to IFRS page 20.

granted after November 7, 2002. On the basis of such plans, the annual impact resulting from application of IFRS 2 should increase Michelin personnel expenses by less than EUR 2 million.

Note too that Michelin owns no intangible assets such as market shares falling outside IAS 38 standard's definition. Accordingly, no intangible assets need to be reclassified into «goodwill».

Finally, note that obligations with respect to identification, classification, measurement and presentation of Financial Instruments (IAS 32 and 39) enter into force on January 1, 2005. Before the end of the first quarter 2005, Michelin will have the audited valuation of these financial instruments based on International Accounting Standards Board (IASB) guidance. The difference with measurements carried out under French GAAP will be charged to opening equity of the IFRS balance sheet at January 1, 2005. These, therefore, will be different from those published at December 31, 2004. To date, the Group expects this impact on its equity to be slightly positive.

2.2 Main impact in terms of presentation

The presentation of Michelin's financial statements is also affected by transition to IFRS, and, in particular, with respect to IAS 18 (Revenue), IAS1 (Presentation of financial statement) and IAS 7 (Cash Flow statement).

The main impact concerns Group Sales.

- ***Revenue (IAS 18)***

Under French GAAP, sales were essentially defined based on legal principles applying to different types of invoice.

IFRS gives priority to substance over form, i.e. considers that economic aspects are more important than legal form. For Michelin, this translates into:

- Presentation of Sales after deduction of all rebates directly attributable to them (coop advertising, merchandising, etc.) ;
- Reclassification under other income statement headings, of revenues that are not directly linked to business (semi-finished products, waste and service invoicing).

For information purposes, note that the impact of such reclassification on 2004 1st-half net sales is a negative EUR 335 million. French GAAP 1st half net sales amounted to EUR 7,821 million. Based on IAS 18, the corresponding pro-forma sales to June 30, 2004 stand at EUR 7,486 million.

French GAAP 2004 sales will be published on February 11, 2005 and IFRS pro forma sales will be published simultaneously as the pro-forma income statement, on March 15, 2005. We are, however, already in a position to state that, for the full year 2004, the impact of this reclassification should be proportionate to that of 1st-half 2004 sales. This, therefore should not exceed 3.5% of French GAAP sales.

In so far as we are dealing merely with reclassifications, these changes have no impact on operating income or net earnings.

- ***Other impact on income statement presentation (IAS 1)***

Under IAS 1 accounts may be:

- presented by nature or by destination;
- and the structure of the income statement may be freely organized between net sales and interest income/loss.

On the other hand, French GAAP *"résultat d'exploitation"* (EBIT/ operating income) and *résultat exceptionnel* (income/loss from non-recurring items) do not feature in IFRS standards.

Nevertheless, for the sake of transparency and proper assessment of its operations and to enable comparison with its main listed competitors, Michelin opted for:

- presentation of the income statement by function.

  However for comparison purposes, Michelin will retain a number of nature-based expenses: payroll, depreciation, raw material costs.

- separate identification of non-recurring items with operating income stated before and after non-recurring items.

In order to make for a smooth transition for investors, Michelin, in 2005, and on an exceptional basis, will publish a pro-forma "résultat d'exploitation".

- ***Impact with respect to balance sheet presentation (IAS 1)***

Under IAS 1, the balance sheet must be based on maturity of assets and liabilities. These will therefore be classified under current and non-current items, corresponding by and large to under and over 1-year maturity.

A number of headings classified under « deferred income and accruals » under French GAAP, must be reclassified in other headings under IFRS. This is notably the case of «assets» attributable to employee benefits and deferred tax assets. Moreover, provisions, under this same standard, must now be recognized as long-term items.

The combination of these presentation changes and charging of the unrecognized actuarial loss at December 31, 2003 to equity in the opening IFRS balance sheet at January 1, 2004 pushes Group gearing up from 75% to 113%.

- ***Impact on presentation of Cash Flow Statement (IAS 7)***

The main change induced by application of IAS 7 concerns use of the average exchange rate of currencies, rather than the rate applicable on the closing date for determination of cash flows denominated in euros. This change, together with the other changes resulting from IAS 7, are not considered significant for Michelin.

3. Recap of main impacts on Michelin Group accounts arising from transition to IFRS

For pure information purpose, the table beneath summarizes the main impacts of transition to IFRS. These should however not be extrapolated beyond the stated reference periods.

(In million of Euros)	French GAAP[4]	IFRS[5]
Income statement – based upon June 30, 2004		
Sales	7,821	7,486
Operating income (EBIT - « Résultat d'exploitation »)	695	
Operating margin (« Marge d'exploitation »)	8,9%	
Operating income		679
Operating margin		9,1%
Net earnings	329	363
Balance sheet – based upon January 1, 2004		
Shareholders' equity	4,404	3,073
Net debt	3,305	3,478
Net debt / equity (« *gearing* »)	75%	113%
Statement of cash flows – based upon June 30, 2004		
Operating cash flow	766	Not significant
Cash and cash equivalent	1 390	

In summary, the main impacts of transition to IFRS on Group consolidated accounts are known. Their identification and the fact that they are under control do reflect Michelin long standing prudent and sound financial management.

***

A Michelin guide on its migration to IFRS is available upon written request to the Investor Relations Department, or via internet at www.michelin.com and www.michelin.fr or by phone at the Michelin 0 800 000 222 hotline.

For all details : http://www.michelin.com/corporate, "Finance" section.

[4] Audited

[5] Transition to IFRS and application of principles decided upon to date have been examined by Michelin statutory auditors

Contacts

Financial analysts and institutional investors

Eric Le Corre :
+ (33)1 45 66 10 04 / + (33)4 73 32 77 92
eric.le-corre@fr.michelin.com

Antonin Beurrier :
+33 (0)4 73 32 24 53 / +33 (0)1 45 66 11 07
antonin.beurrier@fr.michelin.com

Jacques-Philippe Hollaender
+33 (0) 4 73 32 14 65
jacques-philippe.hollaender@fr.michelin.com

Individual shareholders

Anne-Marie Vigier-Perret :
+ 33 (0) 4 73 98 59 08
anne-marie.vigier-perret@fr.michelin.com

Press

Fabienne de Brébisson :
+ (33) 1.45.66.10.72/ + (33) 6.08.86.18.15
fabienne-de-brebisson@fr.michelin.com

File #82-3354

CONSOLIDATED EARNINGS GUIDE

Focus



Migrating to IFRS Standards
January 2005

Guidelines



Preliminary Assessment of Impacts on Michelin Accounts





MICHELIN
A better way forward



IFRS Workshop: Important Warning

The information presented in this document reflects IFRS standards published as of this day. The IFRS accounting standards applicable from January 1, 2005 were adopted by the European Union at the end of 2004.

The IFRS migration process and implementation of the principles adopted to date were reviewed by the Group's auditors.

The auditing process of the final pro forma financial statements at December 31, 2004, which has yet to be completed, could eventually generate some adjustments.

The information presented in this document reflects IFRS standards published as of this day. The IFRS accounting standards applicable from January 1, 2005 were adopted by the European Union.

The IFRS migration process and implementation of the principles adopted to date were reviewed by the Group's auditors.

The auditing process of the final pro forma financial statements at December 31, 2004, which has yet to be completed, could give rise to adjustments.



Agenda

1. **THE NEW IFRS ACCOUNTING STANDARDS: KEY PRINCIPLES**
2. **IMPLEMENTATION AND FINANCIAL COMMUNICATION TIMETABLE AT MICHELIN**
3. **MAIN IMPACTS ON MEASUREMENT**
4. **MAIN IMPACTS ON THE PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS**
    1. **SALES**
    2. **INCOME STATEMENT**
    3. **BALANCE SHET**
    4. **CASH FLOWS STATEMENTS**
5. **EXECUTIVE SUMMARY**

The financial statements briefly presented below are closed at the following dates:

Income Statement as at 30.06.04.

Balance Sheet as at 31.12.03.

Statement of Cash Flows as at 30.06.04.



Agenda

1. **THE NEW IFRS ACCOUNTING STANDARDS: KEY PRINCIPLES**
2. IMPLEMENTATION AND FINANCIAL COMMUNICATION TIMETABLE AT MICHELIN
3. MAIN IMPACTS ON MEASUREMENT
4. MAIN IMPACTS ON THE PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS
   1. SALES
   2. INCOME STATEMENT
   3. BALANCE SHEET
   4. CASH FLOWS STATEMENTS
5. EXECUTIVE SUMMARY



The new IFRS accounting standards: key principles

Principle based rather than rule-based:

- "Substance over form"
- Accrual-basis (Intention-oriented) accounting
- "fair value": market value or discounted future cash flows



Consequence:
A changed perception of an unchanged industrial reality

Page 4
January 20, 2005

For Michelin, transition to IFRS involves precedence of substance over form where economic aspects are more important than legal form.

The concept of "fair value" or market value together with discounted future cash flows is used to assess the value of assets and liabilities.



Plan

2. **IMPLEMENTATION AND FINANCIAL COMMUNICATION TIMETABLE AT MICHELIN**

Page 5
January 20, 2005




Implementation and financial communication timetable
Apr. '02
Jan. 1, 05
IAS 32 & 39 implemt'd
Feb. 11, 05
Sales French GAAP
March 15, 05
FY 04 audited Results French GAAP & IFRS
April 26, 05
Q1 05 Sales IFRS
Aug. 5, 05
H1 05 Results IFRS + notes to fin. statmts
Group level project launched
Permanent steering committee: Business and Group service representatives
Project owned by the Group's CFO on behalf of the Group's Executive Council
Publication of IFRS-pro forma 2004 results
Income statement
Balance Sheet at 04/12/31
Changes in Shareholders' equity and minority interests
Cash Flow Statement
Segment Information
Publication of H1 IFRS-compliant results
Income statement
Balance Sheet at 05/06/30.
Cash Flows Statements
Full IFRS notes to financial statements
Page 6
January 20, 2005

The IFRS standard migration project is a Group project launched by its top management in April 2002.

It comprises a permanent steering committee made up of operational entity and Group service representatives.

The owner of the Project is the Group Chief Financial Officer on behalf of the Group's Executive Council.

The following pro forma IFRS financial statements will be published, along with the current French GAAP statements on March 15, 2005:

2004 income statement by destination

Balance Sheet at 31.12.04

Changes in Shareholders' Equity between:

- 31.12.03 French GAAP and 1.1.04 (IFRS)
- 31.12.04 French GAAP and 31.12.04 (IFRS)
- 1.1.04 (IFRS) and 31.12.04 (IFRS)

Cash Flow Statement

IFRS Segment Information to 31.12.04. (Net sales, operating margin, net tangible assets)

The choice of Group options was validated by the Statutory Auditors and discussed with the Supervisory Board Audit Committee on January 11, 2005.



Agenda

3. MAIN IMPACTS ON MEASUREMENT



Main impacts on Measurement

Impact on 2004 B/S & earnings		Very significant Impact	Significant Impact	Low or not material impact
Benefits	(IFRS 1)	✓		
Impairment of Assets	(IAS 36)		✓	
Financial Lease Contracts	(IAS 17)		✓	
Development Costs	(IAS 38)			✓
Special purpose entities & securitization	(IAS 27)			✓
Intangible Assets	(IAS 38)			✓
Tangible Assets	(IAS 16)			✓
Stock options	(IFRS 2)			✓
Additional Impacts from 2005				
Financial Instruments	(IAS 32-39)			✓

Page 8
January 20, 2005

In its annual report 2003 Michelin had noted:

"based on standards as they currently stand and in light of Group options validated by its statutory auditors, the main difference identified in relation to current French standards as they are applied by the Group, relate to IFRS1."

IFRS 1: Employee benefits

This "first-time application" standard provides for a "fresh start" option with respect to employee benefits (IFRS1). Rather than spreading over the remaining "service life" of the beneficiaries the unrecognized actuarial gains and losses in the 31.12.2003 balance sheet, the Group opted to charge those unrecognized actuarial gains and losses to equity in the IFRS opening B/S at January 1, 2004.

The standards on impairment of assets and on finance lease contracts will also have an impact, although a more limited one.



IFRS 1 – Benefits

IAS 19 calls for:

- All obligations must be integrated into the balance sheet and income statement
- Plans, discount rate changes and other changes can generate actuarial gains and losses
- Actuarial gains and losses must be amortized in the income statement over the remaining service life of the beneficiaries

Since 2000/01/01, Michelin applied IAS 19 methodology

Provisions were aligned to actuarial measurement, thus impacting shareholders' equity to the tune of - €456m

1 January, 2004 IFRS adoption

First-time application of IFRS standards allows for a "fresh start"* with respect to actuarial gains and losses as at 03/12/31

From 2004/01/01 onwards

Actuarial gains and losses that could be generated after 04/01/01 will continue to be amortized according to the "corridor method"

** "fresh start": recognition in the shareholder equity of all actuarial gains or losses up to the date of transition to IFRS.*

Page 9
January 20, 2005

What are the provisions of IAS 19 & IFRS1?

All commitments must be reflected in the balance sheet and the income statement.

Plan, discounting rate and other changes, all can generate actuarial gains and losses.

Actuarial gains and losses must be amortized in the Income Statement over the average expected residual service life of beneficiaries. IFRS 1 provides an opportunity to charge these actuarial gains and losses to equity on a one-time basis. Michelin elected to take this opportunity.

Note on actuarial gains and losses (excerpt from the annual report 2003)

Actuarial gains and losses only relate to defined benefits (pension funds). The defined benefit schemes which represent employer commitments can:

- Either be funded over employees service lives through contributions to an external fund which pays the benefits and manages amounts paid by employees and employers.
- Or funded and paid directly by employers on the vesting date.

On the basis of internal regulations of each plan, independent actuaries calculate the employers' discounted future obligations.

Future obligation discounted value evolves yearly as a result of:

- Recurring factors (cost of services rendered during the year, reductions linked to exercise of the rights)
- Non-recurring factors (change in long-term actuarial assumptions - inflation, pay increases, change in benefit formula).



IFRS 1 – Benefits

2/4

① The one-time amortization of actuarial gains and losses by charging the actuarial gain or loss to shareholders' equity does not alter the nature or amount of Group obligations.

② The existing actuarial gains and losses is no way related to the funding level of funded obligations

<u>Note on actuarial gains and losses (continued)</u>
Unrecognized actuarial gains and losses (difference between actuarial value and consolidated account value of defined benefit schemes) are mainly due to:

- Differences between assumptions and actual fact,
- Long-term actuarial assumption changes (for example: inflation rate, discount rate, pay increase rate, mortality trends),
- Changes to benefit schemes.

<u>At Michelin</u>
Michelin Group operated a fresh start on actuarial gains and losses at January 1, 2000 on the occasion of the introduction of new French consolidation standards and its choice, then, to apply IAS 19 methodology.
First-time adoption of IFRS standards makes it possible to have a "fresh start" with respect to actuarial gains and losses as at 31.12.03. Unrecognized actuarial gains and losses in the balance sheet to December 31, 2003 were charged to the IFRS opening equity at January 1, 2004.
Actuarial gains and losses arising after 1.1.04 will continue to be amortized over the average expected residual service life of beneficiaries pursuant to the corridor method.
In other words, where actuarial spreads are in excess of 10% of the highest of the PBO* or the amount of assets under management, the portion beyond 10% is accounted as payroll costs and gives rise to an annual allocation over the average length of beneficiaries' active lives.
One-time amortization of actuarial gains and losses by charging them to equity neither changes the nature nor the extent of Group obligations as presented in the accounts.

* PBO = "Projected Benefit Obligation"



IFRS 1 – Benefits

Projected Benefit Obligation (PBO) At 03/12/31 €7 billion	Pension Fund assets under management €3.8 billion
	Provision under French Gaap Balance Sheet €1.8 billion
	Actuarial gains and losses €1.4 billion o/w: €1.6bn actuarial gains and losses - €0.2bn unrecognized past services

IFRS Impact

Balance sheet:

- €1.2 billion

recognized through charging them to IFRS opening balance shareholders' equity for an amount net of deferred tax assets

Income statement

- €75 million

Reduction of payroll costs

+ €55 million

Positive impact on Net Income after deferred tax

As at 2003/12/31

Impact on Group consolidated accounts

To December 31, 2003 :

- Projected Benefit Obligations stood at €7 billion,
- assets under management stood at €3.8 billion,
- Net amounts recorded in the balance sheet stood at €1.8 billion.

impact on shareholders' equity

The €1.4 billion shortfall results from €1.6 billion of actuarial losses and €0.2 billion of unrecognized past services. The €1.6 billion of actuarial losses will reduce opening IFRS Shareholders' Equity for an amount net of deferred tax assets of €1.2 billion.

Impact on results

The corresponding annual reduction of personnel costs is evaluated at €75 million (55 million recognized in Net earnings after tax).



IFRS 1 – Benefits

€1.4 billion actuarial gains and losses at 03/12/31 is essentially related to:

Poor stock market performance over the calculation period

	Average expected rate of return	Average actual rate of return
Total 2000	+7.88%	+2.36%
Total 2001	+7.78%	-2.48%
Total 2002	+8.0%	-7.00%
Total 2003	+7.6%	+12.5%

The drop in interest rates



EVOLUTION OF THE DISCOUNT RATES BETWEEN 2000 AND 2003
Euro
UK
US
Canada
Weighted average

Page 12
January 20, 2005

This actuarial loss is partly related to the slump in financial markets and partly due to the drop in long-term rates since 2000 and until 2003.

The interest rate evolved as shown below:

Stock-market performance

	Average expected return	Effective return
Total 2000	+7.8%	+2.36%
Total 2001	+7.78%	-2.48%
Total 2002	+8.0%	-7.0%
Total 2003	+7.6%	+12.5%

Change of Group Discount Rate

	UK	Japan	US	Canada
31/12/2000	6.00%	2,50%	7.75%	7.00%
31/12/2001	5.50%	2.10%	7.15%	6.25%
31/12/2002	5.75%	2.10%	6.90%	6.75%
31/12/2003	5.50%	2.00%	6.25%	6.50%

Discount Rates are statutorily based on long-term rates.



IAS 36 – Impairment of assets

1/4

Under IAS 36, the B/S value of tangible and intangible assets cannot exceed the highest of discounted future cash flows or market value.



The test must be carried out at least once a year



For the test, assets must be classified under Cash Generating Units (CGUs). These CGUs reflect Group Michelin organization.

Page 13
January 20, 2005

What are the provisions of IAS 36?

IAS 36 (impairment of assets) will apply on the basis of an allocation of Group assets as between Cash Generating Units (CGUs).

CGUs are groups of assets producing identifiable cash flows independent from those generated by other groups of assets.

CGUs are defined along Group business lines, divided into product lines, again subdivided into UOTs "Tactical Operational Units".

All assets are allocated to CGUs.

Cash flows are based on:

- CGU forecasts,
- discount rate assumptions. (Discount rates reflect WACC - weighted average cost of capital).

When discounted cash flows generated by CGUs are below the net book value of the assets generating them, an impairment must be recognized.

With respect to goodwill, impairment calculation replaces systematic linear amortization.



IAS 36 – Impairment of assets

2/4

Cash Generating Units are groups of assets producing identifiable cash flows independent from those generated by other groups of assets

Whenever the discounted cash flows generated by the CGUs are lower than the value of the assets they generate, an IMPAIRMENT must be recognized. This loss must be booked in the P&L under non-recurring elements of the operating result

The cash flows are based on the forecasts made by the CGUs and the discount rate assumption. Group average WACC before tax = 10.4% and 7.2% after tax

Page 14
January 20, 2005

Group choices

1. Cash flow determination

Cash flows are based on operational unit forecasts as part of their mid- to long- term strategy.

They are made up of:

- ("EBITDA"),
- Weighted working capital requirements, inventories, trade receivables and payables,
- Less capital expenditures.

2. « Weighted average cost of capital » – WACC determination

The Group opted for one of the two approaches proposed by the standard for WACC determination. It chose to integrate risks in the discount rates and consequently applies a debt to equity ratio of 50-50.

For the purposes of determining WACC, actual debt rates and 10% cost of shareholders equity after tax were used. At December 31, 2003 average Group WACC before tax stood at 10.4% and 7.2% after tax.



IAS 36 - Impairment of assets

3/4

At 1.1.04 a number of Michelin operations have yet to post profit levels in line with those the Group expects from them.



Total impairment:

2% of long-lived assets
(intangible, tangible assets, Goodwill)

Page 15
January 20, 2005

What impact for Michelin?

At 1.1.04 a number of Michelin operations had yet to post profit levels in line with those the Group expects from them. Total impairment amounts to 2% of long-lived assets (intangible and tangible assets and Goodwill).

Impairment is computed based on IFRS standards. Note that this method is different from the one used for the traditional company financial valuation approach.



IAS 36 – Impairment of assets
4/4


Value of assets allocated to CGUs
Discounted cash flows generated by the CGUs that are below asset value
Asset impairment
IFRS Impact
- €160 million aggregate amount of impaired assets
after recognition of €52 million deferred tax, the corresponding reduction of Shareholders' Equity amounts to
- €108 million
- €18 million Impact on IFRS 2004 operating result
o/w + €22m related to amortization reversals
- €36M to 2004 FY capital expenditure impairment
Exchange rates at 03/12/31

Impact on Group accounts:

- Impact on equity (exchange rates at 31.12.03)

  Aggregate CGU direct asset impairment stands at €160m.
  After deferred tax of €52m, the corresponding charge to opening equity stands at €108m.

- Impact on earnings (exchange rates at 31.12.03)

  Impact on IFRS 2004 operating result will be:
  - A positive €22m (reversal of amortization),
  - A negative €36m (investment impairment).

  i.e. a total negative - €18m on operating result.



IAS 17 - Leases
1/2

Leases classified as "finance lease contracts" must be recognized in the balance sheet under fixed assets and financial debt.
Rent must be allocated between capital and interest, and depreciation must be calculated for the fixed assets.



The Group has been applying this standard since first introduced on 1999/01/01 for all contracts signed from that date onward.



With first-time adoption of the IFRS standards, reclassification of contracts entered into before 1999/1/1 was considered, leading to some reclassifications

Page 17
January 20, 2005

IAS Standard 17 provisions

Leases classified as "finance lease contracts" must be accounted for in the balance sheet under fixed assets and interest charges. Rent will be allocated between capital and interests, and depreciation must be calculated for the fixed assets.

Application of IAS 17 at Michelin

The Group has been applying this standard since first introduced on 1999/01/01 for all contracts entered into since that date. With first-time adoption of the IFRS standards, reclassification of contracts entered into before this date was reviewed, leading to some reclassifications for some contracts entered into before 1.1.99.

Only companies with leasing commitments in excess of €10m have been reviewed for that matter.



IAS 17 - Leases
2/2

IFRS Impact
Balance Sheet at 2003/12/31

Fixed assets + €129 million	Shareholders' Equity - €35 million
	Financial Debt + €199 million
Deferred tax + €22 million	Other debt - €13 million

Impact on off-balance sheet commitments €151m

Income statement
Annual Impact on
IFRS 2004 accounts

+ €11 million

positive impact on operating result

- €11 million

Negative impact, pushes up net interest expense

No impact on net income

Page 18
January 20, 2005

Impact on Group accounts

Impact on the balance sheet

In the asset side, fixed assets are up €129m and deferred tax + €22m.

In the liabilities side, equity is down - €35m, debt is up + €199m and other debt is down - €13m.

Off-balance sheet commitments are down - €151m.

Impact on earnings:

Annual impact on IFRS 2004 operating result is a positive €11m.
It will be neutral on net IFRS earnings after recognition of interest charges and deferred tax charges.


IAS 38 – R&D Costs 1/3
Current accounting practice
Research
Development of new product ranges
Development of existing product ranges
Costs expensed
Costs expensed
Costs expensed
Page 19
January 20, 2005

Current accounting pratice:

Under French GAAP, Research and Development costs are recognized as operating expenses in the period in which they are incurred.



IAS 38 – R&D Costs 2/3

Transition to IFRS standards

Research	Development of new product ranges	Development of existing product ranges
Research costs may not be recognized as assets under IAS 38	Development Costs recognized as tangible assets provided they meet 6 criteria	Development costs may not be recognized as assets under IAS 38

Only development costs of new product ranges may eventually be recognized as assets

Page 20
January 20, 2005

What are the provisions of IAS 38?

Under IAS 38, research costs are expensed and development costs must be capitalized where the following criteria are met:

1. Technical feasability for the intangible asset to be implemented or sold;
2. Intention of completing, using or selling the asset;
3. Ability to use or dispose of the intangible asset;
4. The way in which the intangible asset will produce probable future economic benefits. Companies are to demonstrate, among other things, the existence of the corresponding market;
5. Availability of resources (technical, financial and other) adapted to complete development and use or sell the intangible asset;
6. Ability to assess reliably the expenses attributable to the intangible asset throughout the course of its development.


IAS 38 – R&D Costs 3/3
Development cost of new product ranges
"Range-lead projects"
The 6 standard activation criteria are not met
Development Costs expensed
What impact for Michelin?
CONCLUSION:
Development Costs
IAS 38 does not impact Michelin. Development Costs are still expensed.
Page 21
January 20, 2005

At Michelin:

Michelin's development of finished products hinges on two phases:

- development of new ranges before homologation by carmakers and OEMs
- and on-going product development

Expensing of development costs applies to new ranges, as further development costs are committed after market introduction.

Concerning new range development costs, most costs arise before homologation and product launch itself is governed by commercial negotiations.

In these conditions, the 6 criteria are not met.

Impact on Group Accounts:

Consequently, development costs do not impact Group accounts.



IAS 38 - Intangible Assets

No intangible assets need to be reclassified as goodwill



Balance Sheet goodwill at 2003/12/31: €304m



Positive €15m impact on 1st-half 2004 earnings as goodwill will no longer be depreciated



Just €8m will be written-off, pursuant to IAS 36 "Impairment of Assets" implementation

Page 22
January 20, 2005

What are the provisions of Standard IAS 38 ?

Standard IAS 38 provides that goodwill amortization no longer applies.

Systematic linear amortization is replaced by an impairment test.

Impact on Group Accounts

Impact on Income Statement is estimated to be a positive €15m on 1st-half 2004.

Impact on the balance sheet

At 31/12/2003, goodwill stood at €304 million. None of Michelin's intangible assets need to be requalified as goodwill.

Just €8m depreciated under Standard IAS 36 impairment.



IAS 16 – Property, plant & equipment

Transition to IFRS Standards with reference to tangible assets, and, in particular, the component approach translated into:
- some spare parts being reclassified as "current tangible assets",
- a finer assessment of their life cycle



Such change, introduced as early as 2003 in Group procedures, had a marginal impact on 2003 and 2004 accounts

Therefore, IAS 16 holds no impact for Michelin

Page 23
January 20, 2005

Provision of IAS 16
Tangible assets are assets held directly (legal ownership or indirectly through leasing contracts, and used in production or delivery of goods or services, or rented to third parties, or for administrative purposes, and expected to be used for more than one period).

A tangible asset is recognized as an asset provided two conditions are met:
1. Probability that future associated economic benefits will flow to the company
2. Asset cost can be established reliably

At Michelin
IAS 16 was implemented in 2003 by the Group. These changes had only a marginal impact on 2003 financial statements.

Impact on Group accounts
Transition to IAS 16 has no impact on Group accounts.



IAS 27 & IAS 39 Securitization and special purpose vehicles

Michelin Group has been consolidating the securitization special purpose entities since 2000/01/01:
- the securitized receivables are recognized as assets in the Balance Sheet
- the corresponding financing must be recognized as liabilities in the Balance Sheet



Transition to IFRS standards: no impact on Group accounts

What are the provisions of Standard IAS 27 & 39 ?

Standard IAS 27 prescribes mandatory consolidation of special purpose vehicles substantially controlled by a company:

- Where their business is managed on behalf of a company
- A company retains most advantages from the business of the special purpose vehicle
- Where there exists "an automatic pilot" device
- The company is exposed to the risk of the business or ownership of the assets of the special purpose vehicle.

Consolidation takes place even in the absence of any capital tie.

At Michelin

Michelin Group has been consolidating the securitization special purpose entities since 2000/01/01:

- the securitized receivables are recognized as assets in the Balance Sheet
- the corresponding financing are recognized as liabilities in the Balance Sheet

Impact on Group accounts

Transition to IFRS has no impact on Group accounts.



IFRS 2 - stock options

IFRS 2 calls for accounting for stock options as personnel expenses post 11/07/02.



On the basis of current programs, annual payroll costs should increase by less than €2 million.
The limited impact reflects the Group's cautious stock option policy.

<u>What are the provisions of Standard IFRS 2?</u>

Standard IFRS 2 provides, among others, recognition as payroll charges of employee stock option schemes granted after November 7, 2002.

<u>Impact on Group Accounts?</u>

On the basis of these plans, the annual impact resulting from application of IFRS 2 should increase payroll costs by less than €2 million. This limited impact reflects prudent Group stock options policy.



IAS 32/39 - Financial Instruments

Obligations concerning identification, classification, measurement and presentation of Financial Instruments come into force on 2005/01/01



Measurement differences compared with French GAAP will be recognized in IFRS Shareholders' Equity as at 2005/01/01, which will therefore differ from French GAAP one published at 2004/12/31



Main identified impact:
- Valuation of unconsolidated listed shares.
- Valuation of derivative Financial Instruments

The impact should be slightly positive

What are the provisions of Standard IAS 32/39?

Obligations with respect to identification, classification, measurement and presentation of Financial Instruments (standard IAS 32 and 39) come into force on January 1, 2005.

At Michelin

Before the end of the first quarter 2005, Michelin will have the audited valuation of these financial instruments based on IASB International Accounting Standards Board methods.

Impact on Group Accounts?

The difference compared with measurements carried out under French GAAP will be charged to opening equity of the IFRS balance sheet at January 1, 2005.

The main impacts recorded relate to:

- valuation of unconsolidated listed shares,

- intra-Group finance hedging.

The impact should be sligthtly positive.



Agenda

4. MAIN IMPACTS ON THE PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS

1. SALES





IAS 18 – Revenue recognition

Standard provisions:

- Presentation of sales net of all sales-related rebates
- Reclassification in other sections of the income statement of the portion of sales which is not directly related to our operations

Net Sales		Net Sales	
French GAAP	€7,821m	IFRS	€7,486M
At 04/06/30		At 04/06/30	

- Impact on Sales at 04/06/30:
  - €335m
  - Recognition of sales campaigns carried out by customers as part of partnership programs (coop advertising, merchandising):
    - *€207m*
  - sales not directly linked to finished product sales operations or to services (invoicing of semi-finished products, waste and services):
    - *€128m*
- No impact on operating result

Page 28
January 20, 2005

What are the provisions of Standard IAS 18 ?

- Statement of sales after deduction of all incentives directly attributable to them (coop advertising, merchandising, etc.) and compensation for services (advertising campaigns):

1. If the service may be separated from the sales contract, it will be expensed.
2. Otherwise, it will be deducted from proceeds.

At Michelin

The main impact for income statement presentation relates to sales:

Upon transition to IFRS, sales presentation will involve:

- presentation of sales net of all rebates and incentives.
- Reclassification under other income statement headings, of sales that are not directly linked to business.

Impact on Group Accounts

Impact on H1 2004 net sales is - €335m

Breaking down into

- € 207m borne by Michelin for sales campaigns carried out by customers as part of partnership programs (coop advertising, merchandising)
- € 128m sales not directly linked to finished product sales operations or to services (invoicing of semi-finished products, rejects and services)
- This should not exceed 3.5% of French Gaap net sales.

These reclassifications have no impact on operating result.



Agenda

4. MAIN IMPACTS ON THE PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS

2. INCOME STATEMENT




Income Statement
Moving from an income statement by nature to an income statement by destination and disappearance of French GAAP operating income*
Operating revenues
Operating Expenses
Purchases consumed
Payroll Costs
Depreciation & Amortization
Operating income*
Net earnings
Sales
Gross Margin
Selling, general & administrative expenses (SG&A)
Operating result before non-recurring items
Operating result
Net earnings
* "Résultat d'exploitation"
Page 30
January 20, 2005

What are the provisions of Standard IAS 1?

IAS 1 offers the option of moving from presenting the income statement by nature to presenting it by destination.

At Michelin

Michelin elected to present its income statement by destination. However, for the sake of transparency and proper assessment of its operations, and in order to enable comparison with its main listed competitors, Michelin will continue to disclose some nature-based expenses: payroll, depreciation provisions, cost of raw materials.

What are the provisions of Standard IAS 1?

IAS 1 does not allow for French GAAP definition operating income ("résultat d'exploitation") and French GAAP definition exceptional items ("résultat exceptionnel").

At Michelin

Implementation of IAS 1 translates into disappearance of "résultat d'exploitation" and "résultat exceptionnel".

However, for the sake of transparency and proper assessment of its operations, Michelin has elected to separately disclose non-recurring items and will state operating result before and after non-recurring items.



Comparison of the current French GAAP income statement with IFRS income statement

French GAAP	IFRS
Operating revenues	Net Sales
Net Sales	Cost of goods sold
Provision Reversals	**Gross Margin**
Other Operating Revenues	
Operating expenses	Selling Costs
Purchases used in production	Research and development costs
Payroll costs	General and administrative costs
Other Operating expenses	Other operating income and expense
Tax	**Operating result before non-recurring items**
Amortization	
Provisions	Non-recurring items
Operating Income	**Operating result**
Financial income and expense	
Operating Income from Ordinary Activities	Group interests in Associates
Net non-recurring income and expense	Net financial income and expense
Income tax	**Earnings before tax**
Net Income from Ordinary Activities	
Income/loss from companies accounted for by the equity method	Income tax
Amortization of Goodwill	
Net Income	**Net Income**

Page 31
January 20, 2005

At Michelin:

French GAAP definition "Non-recurring income and expense" ("Résultat exceptionnel") will be allocated to other operating revenues and charges and non-recurring items.

Goodwill amortization no longer exists. Goodwill is listed each year for impairment. If impaired, the impairment will be recognized under non-recurring items of operating result.


Reallocation of French GAAP definition
non-recurring items*,
and goodwill amortization
French GAAP
Non-recurring items
Goodwill
Amortization
IFRS
Operating result before non recurring items:
• Investment grants recognized as income
• Assets disposals gains and losses.
Non recurring components of operating result:
• Restructuring costs
• Impairment of assets
• Significant one-off operations
Financial Gains and Losses :
• Gains and losses on Group Shareholdings disposals
• Reversal of discounted provisions
* "Résultat exceptionnel"
Page 32
January 20, 2005

What are the provisions of the Standard?

French GAAP definition "Non-recurring income" ("Résultat exceptionnel") no longer exists.

At Michelin

The relevant headings will be reallocated as follows:

1. Investment grants and gains and losses from disposal of assets will be recognized above operating result before non-recurring items.

2. Non-recurring items are made of: restructuring, asset impairment and significant one-off operations.

3. Gains and losses from the sale of Consolidated Shareholdings and reversal of discounted provisions are included in financial result.



IFRS income statement simulation at 2004/06/30

	Presentation French GAAP	Presentation difference	IFRS Presentation	Measurement difference	IFRS – Presentation IFRS measurement
Net sales	7,821	(-)335	7,486		7,486
Operating expenses	-7,126	+335	-6,791	55	-6,736
Operating Income (French GAAP)	695 (8.9%)	= 0	*695 (9.3 %)*	*55*	*750 (10.0 %)*
Other operating items		(-) 25	*(-) 25*		(-) 25
Operating income before non recurring items			670 (9.0 %)	55	725 (9.7%)
Non recurring items		(-) 44	(-) 44	-2	(-) 46
Operating result (IFRS)			626 (8.4 %)		679 (9.1%)
Financial income and expenses	(-) 104		(-) 104	(-) 6	(-) 110
Exceptional items, net	(-) 53	53	0		
Income Tax	(-) 194		(-) 194	(-)13	(-) 207
Goodwill and miscellaneous	(-) 15	16	1		1
Net earnings	329	= 0	329	= 34	363

Items in red are those that will no longer feature in IFRS accounts
Items in black are the new headings that appear under IFRS
Items in blue are headings that remain unchanged

Page 33
January 20, 2005

Impact on Group Accounts?

Impact to June 30, 2004 on the Income Statement are estimated as follows:

1. Net sales drop from €7,821m to €7,486m, down -4.5%.
2. €695m French GAAP operating income no longer appears.
3. Published statements will post the following:
    - Operating result before non-recurring items: € 725m or 9.7% margin
    - Operating result (IFRS): €679m or 9.1% margin
    - Net earnings up from €329m to €363m (10.3%)



Net Sales to 30.06.2004: Switch from French GAAP to IFRS Standards

Net Sales - French GAAP	€7,821m
Headings modified by switch to IFRS	
Sales-related incentives campaigns	*- €207m*
Proceeds from non-sales activities	*- €128m*
IFRS Sales	€7,486m
△ % / French GAAP	*-4.3%*

Page 34
January 20, 2005





Operating result to 30.06.2004: Switch from French GAAP to IFRS Standards 1/2

Operating income - French GAAP	€695m

Headings modified by switch to IFRS	
Amortization of actuarial gains and losses	*+ €39m*
Amortization of "impaired" assets	*+ €11m*
Lease Contracts	*+ €5m*
Investment grants	*+ €6m*
Net result on asset disposals	*- €10m*
Other operating income and expense	*- €21m*

Op. result – IFRS before non recurring items	€725m
△ % / Operating income (French GAAP)	*+4.3%*



Operating result to 30.06.2004: Switch from French GAAP to IFRS Standards 2/2

Operating result (IFRS) before non recurring items	€725m



Headings modified by switch to IFRS

Impairment	*- €7m*
Restructuring	*- €39m*

Operating result – IFRS	€679m
△ % / Operating income (French GAAP)	*-6.3%*

Page 36
January 20, 2005





Net earnings to 30.06.2004: Switch from French GAAP to IFRS

Net earnings – French GAAP	€329m
Headings impacted by switch to IFRS	
Benefits excluding deferred tax	*+ €28m*
Reversal of goodwill amortization	*+ €14m*
Miscellaneous	*- €1m*
Impairment on Cash Generating Units	*- €7m*
IFRS – Net earnings	€363m
△ % / French GAAP net earnings	*+10.3%*

Page 37
January 20, 2005



Agenda

4. MAIN IMPACTS ON THE PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS

3. BALANCE SHEET




B/S presentation: what impact will the switch to IFRS have?
French GAAP
IFRS
ASSETS
Fixed Assets
Current Assets
Non current assets
Current Assets
LIABILITIES
Shareholders' equity
Provisions for contingencies and charges
Financial Debt
Shareholders' equity
Non current liabilities
• Incl. provisions
Current liabilities
Page 39
January 20, 2005

<u>What are the provisions of the Standard (IAS1)?</u>

The distinction between fixed and current assets disappears.

<u>Impact on Group accounts</u>

The "long-lived asset" / "current asset" distinction replaces the distinction between fixed and current assets.

On the Liabilities side, debt is split as between "long-term" and "short-term" and provisions are booked as long-term debt.



Comparison of the current French GAAP B/S with IFRS B/S

Balance sheet Assets French GAAP	Balance sheet Assets IFRS
Goodwill	Intangible assets
Intangible assets	Tangible assets
Tangible assets	Investments
Investments	Investment in Associates
Companies accounted for by the equity method	Deferred tax assets
FIXED ASSETS	**NON CURRENT ASSETS**
Inventory and Work in progress	Inventories
Trade receivables	Customer Receivables
Other receivables, prepaid expenses & acrrued income	Other current assets
Cash in hands	Investments held for sale & financial derivative instruments
	Cash and Cash equivalent
CURRENT ASSETS	**CURRENT ASSETS**
TOTAL ASSETS	**TOTAL ASSETS**

Page 40
January 20, 2005

In the presentation of the asset side of the balance sheet under IFRS, the financial assets must be allocated between long-lived financial assets and "financial instruments and investments" that must be classified under current assets.

The other receivables and adjustment accounts will be classified under financial assets, deferred tax assets, and other current assets.



Comparison of the current French GAAP B/S with IFRS B/S

Balance Sheet Liabilities French GAAP	Balance Sheet Liabilities IFRS
Shareholders' equity	Shareholders' equity
Paid-in capital in excess of par	Paid-in capital in excess of par
Retained earnings	Treasury shares
Minority interests	Retained earnings
	Minority interests
SHAREHOLDERS' EQUITY & MINORITY INTERESTS	**SHAREHOLDERS' EQUITY**
PROVISIONS FOR CONTINGENCIES & CHARGES	Long-term financial debt
	Provisions & Other Long-term debt
Subordinated debt	Deferred tax liabilities
Borrowings and financial debt	**NON CURRENT LIABILITIES**
Trade payables	Short-term debt and financial instruments
Other debt & deferred income & accrued expense	Trade payables
	Other short-term Liabilities
DEBT	**CURRENT LIABILITIES**
TOTAL LIABILITIES	**TOTAL LIABILITIES**

Page 41
January 20, 2005

In the presentation of liabilities under IFRS, provisions for contingencies and charges are allocated to:

1. **Provisions & Other long-term debt**
2. **Deferred tax liabilities**

Borrowings & debt are broken down into:

1. **Long-term debt**
2. **Short-term debt**



Balance Sheet Measurement Impacts at 2004/01/01

As indicated in February 2004, the main impact on Michelin's balance sheet is the €1.2 billion reduction of Shareholders' equity corresponding to net actuarial loss with respect to deferred benefits

In EUR million	IFRS	FG		IFRS	FG
Intangible Assets	455	467	Capital	287	287
Tangible Assets	5'614	5'663	Premiums	1'840	1'840
Investment and other financial assets	301	789	Treasury Shares	-5	-5
Investment in associates	71	59	Accrued reserves	881	2'201
Deferred tax assets	1'442	913		3'003	4'323
NON CURRENT ASSETS	**7'883**	**7'891**	Minority Interests	70	81
			SHAREHOLDERS' EQUITY	**3'073**	**4'404**
Inventories	2'749	2'769	Long-Term financial Debt	3'359	3'320
Trade receivables	2'955	2'984	Provisions and other long term debt	4'218	3'074
Other current assets	637	641	Deferred tax liabilities	50	42
Current financial Assets and derivatives	110	110	**NON CURRENT DEBTS**	**7'627**	**6'436**
Cash and cash equivalents	1'755	1'767			
CURRENT ASSETS	**8'206**	**8'271**	Short-term financial debt and derivatives	1'984	1'862
			Trade liabilities	1'517	1'553
			Other short term liabilities	1'888	1'907
			CURRENT DEBTS	**5'389**	**5'322**
TOTAL ASSETS	**16'089**	**16'162**	**TOTAL LIABILITIES**	**16'089**	**16'162**

Balance Sheet at 2004/01/01 excl. IAS 32/39 which will start applying from 2005/01/01.
FG = French GAAP

As indicated in February 2004, the main impact on Michelin's Balance Sheet is the reduction in Shareholders' equity due to allocation of the net actuarial loss with respect to deferred benefits, or €1.2 billion.

This opening B/S does not account for the impact of IAS 32/39, since these two standards only apply from Januray 1, 2005. This impact should be slightly positive.

NB: Headings shown above are based on IFRS definition.



Balance Sheet assets to 1.01.2004: Switch from French GAAP to IFRS 1/3

Tangible assets – French GAAP	**€5,663m**
Headings modified by switch to IFRS	
Finance Lease Contracts	*+ €129m*
CGU Impairment	*- €151m*
Equity method accounting of jointly controlled operations in Eurofit (fitted assemblies)*	*- €38m*
Miscellaneous	*€13m*
IFRS – Tangible assets	**€5,616m**
△ % / French GAAP	*-0.8%*

Page 43
January 20, 2005

* Eurofit is jointly controlled, owned and operated by Michelin and Continental AG.



Balance Sheet assets to 1.01.2004: Switch from French GAAP to IFRS 2/3

French GAAP – Investments & Other Long term financial assets	€789m

Headings modified by switch to IFRS:	
Actuarial gains and losses on benefits	*- €488m*



IFRS – Investments & Other	€301m
△ % / French GAAP	*-61.9%*

Page 44
January 20, 2005





Balance Sheet assets to 1.01.2004: Switch from French GAAP to IFRS 3/3

French GAAP – Deferred tax assets	€913m



Headings modified by switch to IFRS:

•*Benefits*	*+ €435m*
•*impairment*	*+ €52m*
•*Lease Contracts*	*+ €27m*
•*Miscellaneous*	*+ €16m*

IFRS – Deferred tax assets	€1,443m
△ % / French GAAP	*+58%*



Balance Sheet liabilities at 1.01.2004: Switch from French GAAP to IFRS 1/3

French GAAP – Shareholders' equity	€4,404m



Headings modified by switch to IFRS:

•Benefits	*- €1,175m*
•Impairment	*- €108m*
•Lease Contracts	*- €35m*
•Miscellaneous	*- €13m*

IFRS – Shareholders' equity	€3,073m
Δ % / French GAAP	*-30.2%*

Page 46
January 20, 2005





Balance Sheet liabilities to 1.01.2004
Switch from French GAAP to IFRS 2/3

French GAAP - Provisions for risks and charges	€3,074m

Headings modified by switch to IFRS:

- *Actuarial gains and losses on benefits* + *€1,123m*
- *Miscellaneous* + *€21m*



IFRS – Provisions for risks and charges	€4,218m
Δ % / French GAAP	*+37.2%*

Page 47
January 20, 2005



Balance Sheet liabilities to 1.01.2004
Switch from French GAAP to IFRS 3/3

French GAAP – long-term financial debt (€3,320m) & short-term debt (€1,862m)	€5,182m

Headings modified by switch to IFRS:

•Lease Contracts	*+ €199m*
•Miscellaneous	*- €38m*



IFRS – long-term financial debt (€3,359m) & short-term financial debt (€1,984m)	€5,343m
△ % / French GAAP	*+3.1%*

Page 48
January 20, 2005



Agenda

4. MAIN IMPACTS ON THE PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS

4. CASH FLOWS STATEMENT




Cash Flows Statement
IFRS major change:
use of the average foreign exchange rate
French GAAP
Closing Rate
IFRS
Average exchange rate
Impact: not material
Page 50
January 20, 2005

At Michelin:

The main change arising from IAS 7 comes from switching to the average closing rate of currencies, rather than the closing rate for determination of cash flows denominated in euros.

The definition of cash in hand remains largely unchanged except for recognition of listed investment securities.

A number of transactions will be reallocated to other headings (cash from operations, investment gains and finance interest). For example, investment grants are reclassified as investment gains and not as cash from operations.

Impact on Group accounts

The impact is not considered significant.



Agenda

5. EXECUTIVE SUMMARY

Page 51
January 20, 2005





Executive summary

Income statement Base: June 30, 2004	French GAAP	IFRS
Net Sales	7,821	7,486
Operating income (French GAAP)	695	
Operating margin ("marge d'exploitation")	*8.9%*	
Operating result (IFRS)		679
Operating margin (IFRS)		*9.1%*
Net income	329	363
Balance Sheet Base: January 1, 2004		
Shareholders' equity	4,404	3,073
Net financial debt	3,305	3,478
Gearing	75%	113%
Cash Flow Statement Base: June 30, 2004		
Cash flow	766	Not material
Cash & cash equivalent	1,390	

Page 52
January 20, 2005

Impact on earnings

Net sales drop from €7,821m to €7,486m or -4.5%.

Operating result before non-recurring items: €725m i.e. a 9.7% margin.

IFRS Operating result: €679m or 9.1% margin.

Net earnings rise from €329m to €363m up 10.3%.

Impact on the balance sheet

Concerning the Balance Sheet to 31.12.03 shareholders' equity is down from €4,404m to €3,073m or -30.2%.

Net debt is up from €3,305m to €3,478m or 5.2%.

Gearing, which stood at 75%, rises to 113%.

Impact on cash flow statement

Insignificant.



Conclusion

- The main impact on Group consolidated accounts are assessed, identified as well as under control.
- A number of accounting entries will remain identical or change little compared to current French GAAP:
  - Research and Development costs
  - Stock options, lease contracts
  - Securitization of receivables
- Since 2000, Michelin has been applying IAS 19 methodology (*"benefits"*):
  - The impact of electing the "fresh start" option was made public by February 2004 and published in the 2003 Annual Report
  - The unrecognized actuarial gains and losses charged to shareholders' equity does not change Group obligations, or its financial situation.

Page 53
January 20, 2005



CONSOLIDATED EARNINGS GUIDE

Focus

MICHELIN
Investor Relations Department
46, avenue de Breteuil - 75007 Paris
Place des Carmes Déchaux
63000 Clermont-Ferrand
www.michelin.com


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